Exhibit 4.1

August 31, 2011

Mr. Michael J. Kroll
Valpey-Fisher Corporation
75 South Street
Hopkinton, MA  01748

Dear Michael:

I am pleased to inform you that Middlesex Savings Bank has renewed Valpey-Fisher Corporation’s working capital line of credit in the amount of $1,000,000.00 and the equipment line of credit in the amount of $1,000,000.00 until June 30, 2012.

All terms and conditions existing and originally set forth in establishing the two lines of credit will remain in effect.

If you are in agreement, please indicate your acceptance by signing at the bottom of this page and return to my attention at your earliest convenience.

We appreciate your business!

Sincerely,

/s/ Tony Zhang

Tony Zhang
Vice President

Accepted by:  Valpey-Fisher Corporation

/s/ Michael J. Kroll	8/31/2011
Michael J. Kroll, CFO	Date